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                                                                    Exhibit 99.3

                                  May 6, 2002

DEAR SHAREHOLDER:

     Enclosed is the current prospectus for Auburn National Bancorporation, Inc.'s Dividend Reinvestment and Stock Purchase Plan. The plan provides our shareholders with an easy and inexpensive way to invest in our common stock.

     The plan allows you to:

     . Enroll in the plan for free, purchase shares without a personal broker and with low transaction fees.

     . Increase your ownership of our shares by automatically reinvesting your cash dividends, and remaining fully invested in our common stock.

     . Purchase additional shares on a quarterly basis through optional automatic withdrawals from your bank deposit account in amounts of as little as $100 or as much as $5,000.

     . Avoid the inconvenience and risks of holding and transferring paper certificates.

     The plan is open to all United States residents who are shareholders of record of our common stock and who want to reinvest their cash dividends in additional shares or access the other features of the plan. If you are already enrolled in the plan, you may continue to participate in the plan without further action. If you are not currently enrolled in the plan and wish to participate, please refer to the "How do I enroll in the Dividend Reinvestment and Stock Purchase Plan" section of the enclosed prospectus for details on enrollment.

     Please review the enclosed prospectus carefully before investing.

     We thank you for your support. If you have any questions, please call or write us.

                                                     Sincerely,

                                                     /s/ E. L. Spencer, Jr.
                                                     E. L. Spencer, Jr.
                                                     Chairman of the Board
                                                     and Chief Executive Officer